Exhibit 16


March 10, 2004


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for PerfectData Corporation and, under the date of May 9, 2003, we reported on the financial statements of PerfectData Corporation as of March 31, 2003 and for the years ended March 31, 2003 and 2002. On March 3, 2004, we resigned as principal accountants for PerfectData Corporation. We have read PerfectData Corporation's statements included under
Item 4 of its Form 8-K dated March 10, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with PerfectData Corporation's statements included in Item 4(c).

Very truly yours,

KPMG LLP






















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